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                                                                    EXHIBIT 99.1

                     NETHERLAND, SEWELL & ASSOCIATES, INC.

                                 May 13, 1996

Mr. J. Chris Jacobsen
Medallion Production Company
Suite 700
7130 South Lewis Avenue
Tulsa, Oklahoma 74136

Dear Mr. Jacobsen:

     In accordance with your request, we have estimated the proved reserves and future net revenue, as of January 1, 1996, to the Medallion Production Company
(MPC) interest in certain oil and gas properties located in the United States. The estimates included herein are identical to the estimates presented in our report dated February 6, 1996, which set forth our estimates as of December 31, 1995; except, this report includes additional estimated reserves and future revenue for recently acquired interests in the Sonora Field, Texas, area and certain proved undeveloped locations. This report has been prepared using constant prices and costs as set forth in this letter.

     As presented in the accomnpanying summary projections, Tables I through IV, we estimate the net reserves and future net reserves to the MPC interest, as of January 1, 1996, to be:


                                                    Net Reserves                     Future Net Revenue
                                        ------------------------------------  -----------------------------------
                                               Oil                Gas                            Present Worth
             Category                       (Barrels)            (MCF)            Total             at 10%
- -----------------------------------        ---------           -----------     ------------       ------------
Proved Developed
  Producing                                7,401,126           142,134,854     $261,350,800       $175,802,800
  Non-Producing                              524,735            23,090,710       49,830,600         29,385,100
Proved Undeveloped                            45,721             5,465,298        5,389,400          2,666,600
                                           ---------           -----------     ------------       ------------
    Total Proved                           7,971,582           170,690,862     $316,570,800       $207,854,500

     The oil reserves shown include crude oil, condensate, and gas plant liquids. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet
(MCF) at the contract temperature and pressure bases.
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        This report includes summary projections of reserves and revenue for each reserve category along with one-line summaries of reserves, economics, and basic data by lease. For the purposes of this report, the term "lease" refers to a single economic projection.

        The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved underdeveloped reserves. No study was made to determine whether probable or possible reserves might be established for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Definitions of all reserve categories are presented immediately following this letter.

        Future gross revenue to the MPC interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes; future net revenue for the offshore properties is also after deducting abandonment costs. The future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

        For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates; do not include any costs which may be incurred due to such possible liability. Our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the onshore properties. Future revenue estimates for offshore properties also do not include salvage value for the lease and well equipment, but do include MPC's estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs for offshore properties are included with other capital investments.

        Oil prices used in this report are based on a December 31, 1995 West Texas Intermediate posted price of $18.00 per barrel, adjusted by lease for gravity, transportation fees, and regional posted price differentials. Gas prices used in this report are based on either the most current price available for each lease, adjusted to a December 1995 regional spot market price of $2.24 per MMBTU, or the contract price. As requested, gas prices for properties being marketed by Intercoast Gas Services, a wholly-owned subsidiary of MPC, have been increased to take into account the value of the marketing revenue. Oil and gas prices are held constant throughout the life of the properties.

        Lease and well operating costs are based on operating expense records of MPC. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of MPC are not included. Lease and well operating costs are held constant throughout the life

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of the properties.  Capital costs are included as required for workovers, new development wells, and production equipment.

     We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the MPC interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on MPC receiving its net revenue interest share of estimated future gross gas production.

     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand.
 Also, estimates of reserves may increase or decrease as a result of future operations.

     In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

     The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Medallion Production Company, other interest owners, various operators of the properties, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                            Very truly yours,

                                            /s/ Frederic D. Sewell

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